

November 8, 2013

Via E-Mail
Adam W. Miller
Chief Financial Officer
Knight Transportation, Inc.
5601 West Buckeye Road
Phoenix, Arizona 85043

   Re: Knight Transportation, Inc.
   Form 10-K for the Year Ended December 31, 2012
   Filed March 1, 2013
   Form 10-Q for the Quarter Ended June 30, 2013
   Filed August 6, 2013
   File No. 001-32396

Dear Mr. Miller:

   We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Management's Discussion and Analysis, page 18

Recent Results of Operations and Year-End Financial Condition, page 19

   1. We note your disclosure on page 19 of Non-GAAP adjusted net income attributable to Knight and Non-GAAP adjusted net income attributable to Knight per diluted share. Please revise to include the disclosures required by Item 10(e) of Regulation S-K, whenever you disclose a non-GAAP financial measure in your filing. These disclosures include:

o   a reconciliation of the differences between the non-GAAP financial measure disclosed with the most directly comparable financial measure calculated and presented in accordance with GAAP;

o   a statement disclosing the reasons why management believes that presentation of the non-GAAP financial measures provide useful information to investors regarding your financial condition and results of operations; and

o   to the extent material, a statement disclosing the additional purposes, if any, for which management uses the non-GAAP financial measure.

Form 10-Q for the Quarter Ended June 30, 2013

Note 4. Segmentation, page 9

2. We note your disclosure in Note 4 that based on the guidance set forth in ASC Sub-Topic 280-10, you have determined you have one reportable segment because all five operating segments meet all of the aggregation criteria set forth in the guidance. You also disclose that you concluded that all operating segments exhibit similar long-term economic characteristics, have similar performance indicators, and are exposed to the same competitive, operating, financial, and other risk factors. We note that this disclosure is consistent with that made in the Form 10-K for the year ended December 31, 2012. However, we also note your disclosures on page 18 and 19 of MD&A in your Form 10-Q for the quarter ended June 30, 2013, that your non-asset based business has lower margins than your asset-based business; your non-asset based business is now 20% of revenue; and revenue growth of your non-asset-based business was 64% in the second quarter of 2013 versus only 2.5% growth in asset-based revenue. In light of these disclosures, please tell us why you believe your asset-based and non-asset-based operations are economically similar and therefore, can be aggregated for segment reporting purposes pursuant to ASC 280-10-50-11. As part of your response, please tell us the average margins that have been generated by each of your operating segments for each of the periods presented in the Company's financial statements and provide us with your analysis for which you determined your assets-based and non-asset-based segments are economically similar, including the measure for which your CODM uses to review operating performance and resource allocation. Also, please tell us if any of your operating segments meet the quantitative thresholds described in ASC 280-10-50-12 as of June 30, 2013. We may have further comment upon review of your response.

Form 8-Ks furnished October 23, 2013, July 24, 2013, and April 24, 2013

3. We note your disclosure of the non-GAAP financial measures adjusted operating income, adjusted net income and adjusted earnings per diluted share. We also note that you have disclosed a reconciliation of GAAP income to non-GAAP income. Please note that we do not believe it is appropriate to present a full non-GAAP income statement for purposes of reconciling non-GAAP measures to the most directly comparable GAAP measures, because it may attach undue prominence to the non-GAAP information. Please revise

your reconciliation accordingly. See Question 102.10 of the Compliance & Disclosure Interpretation *Non-GAAP Financial Measures* dated July 8, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3813.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief